UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014
Commission File Number: 000-30862

CERAGON NETWORKS LTD.

(Translation of Registrant's Name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐ Yes   ☒ No

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐ Yes   ☒ No

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

This amendment on Form 6-K/A amends the Form 6-K furnished to the Securities and Exchange Commission on May 28, 2014, wherein Ceragon Networks Ltd. (“we,” “us” or the “Company”) filed its Proxy Statement in connection with the Annual and Special General Meeting of Shareholders (the “Meeting”) to take place on July 6, 2014.

Attached to this Form 6-K/A and incorporated by reference herein is an amended Proxy Statement, in which the beneficial ownership of securities by certain beneficial owners has been updated, and which amends and restates the Proxy Statement filed on May 28, 2014, in its entirety, for convenience.

Other than this update in the security ownership of certain beneficial owners – the Proxy Statement, attached herewith as Exhibit A, is identical to the Proxy Statement filed on May 28, 2014,

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: June 10, 2014	By:	/s/ Nisan Ben Hamo
Name: Nisan Ben Hamo
Title: VP and General Counsel